Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratio)

Six Months Ended
June 30, 2016

Income before income and mining tax and other items	$894
Adjustments:
Fixed charges excluding capitalized interest	158
Earnings available for fixed charges	$1,052
Fixed Charges:
Interest expense, net (1)	$150
Portion of rental expense representative of interest	8
Fixed charges added to earnings	158
Capitalized interest	19
Total Fixed Charges	$177
Ratio of earnings to fixed charges	5.94

(1)	Includes interest expense of majority-owned consolidated subsidiaries and amortization of debt issuance costs.